FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports second quarter earnings for fiscal year 2006”

CONTACT:

María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

August 11, 2006

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED SECOND QUARTER EARNINGS FOR FISCAL YEAR 2006

Executive summary

•	Once again BBVA Banco Francés’ net results showed an increasing trend, rendering total earnings higher by 41 % and 11.8% compared to those posted for the June 2005 and the March 2006 quarter, respectively. The Bank maintains a positive trend in its business. Net income for the second quarter of fiscal year 2006 registered a gain of Ps.45.3 million, compared with a gain of Ps.32.1 and a gain of Ps.40.5 million for the same quarter in 2005 and the first 2006 quarter, respectively.

•	Activity level showed a significant expansion. BBVA Banco Francés remained in a leading position in terms of private sector deposits, while the strong performance in credit activity led to a significant growth in private sector loans (Ps. 1,014 million during the second quarter), accumulating growth of 38% in the first six-month period.

•	In line with previous quarters, the Bank also maintained a leading position in terms of asset quality standards. The ratio of non-performing to total outstanding financings remained at 1.23%, similar to the previous quarter, while the coverage ratio reached 149.5% as of June 30, 2006.

•	The index of coverage of administrative expenses, as measured by the total income from net services (including fees from FX purchase & sales) as a percentage of administrative expenses (excluding amortization), reached 75% in the June 2006 quarter, with a 7% growth in fees and a 7.9% increase in administrative expenses.

•	BBVA Banco Francés resumed its earnings distribution policy. In accordance with the resolutions approved by the Ordinary and Extraordinary Shareholders Meeting, held on April 27th 2006, during the present quarter BBVA Banco Francés paid a cash dividend of Ps. 27 million, corresponding to the fiscal year 2005.

Second quarter of fiscal year 2006

The high volatility which affected international financial markets during the second quarter of 2006 had a scarce impact on the Argentine economy. Although sovereign bond spreads widened and equity prices fell along with others in the region, interest rates remained stable and the peso did not undergo additional depreciation. Economic activity, which had shown some weakness in the first quarter, recovered in April and May, averaging an 8% y-o-y growth in the first 5 months of the year, based on the GDP proxy index EMAE.

Similarly, according to preliminary data for the industrial production index (EMI) for June (showing an expansion of 0.9% compared with the month of May, in seasonally adjusted terms) the pace of economic growth in the second quarter was similar to the 2005 average.

On the other hand, inflation, measured by the consumer price Index (CPI), continued to decelerate. Thus, accumulated inflation in the first half of the year was 4.9%, below the 6.1% recorded for the same period of the previous year, although core inflation remained slightly higher at 5.4%.

In the second quarter of 2006, the fiscal primary surplus reached Ps. 7,685 million with fiscal revenues growing 18.6% y-o-y. and government expenditures growth of 22.4%. Notwithstanding a significant rise in tax collection, some expenditure items, mainly capital spending, tend to erode the fiscal primary balance. The trade balance accumulated a surplus of the more than U.S.$. 3.5 billion during the 2nd quarter, as import slowed down to a growth of 9% y-o-y from a growth of 24% in the first quarter.

With regards to the money market, in spite of lower capital inflows, the Central Bank continued its strategy of accumulating international reserves and during the 2nd quarter its currency exchange market intervention totaled U.S.$. 3.7 billion, of which 61% were sterilized in order to maintain controlled the monetary aggregates. The 2nd quarter monetary program target was met closer to the lower limit for M2. Gradually, interest rates on deposits increased 80 b.p. on average during the quarter, whereas the Central Bank reverse repos interest rates to 5.75%.

The Business

BBVA Banco Francés is one of the largest private banks in Argentina, ranking first in terms of deposits. With 76% of its share capital held by the BBVA Group, our Bank is a leading provider of financial and non-financial services to the different segments of the market.

Given a commercial strategy biased towards private sector financing, during the first half of 2006 we reinforced our sales efforts with direct actions on the retail segment while enhanced our positioning with small and middle sized businesses and large corporations. In this way, during the first half of the year we have expanded by 38% our private sector loan portfolio, gaining 80 b.p. of market share. In respect to our liabilities, we concentrated our efforts on maintaining our leading position in deposits targeting a higher participation of retail funds.

Moreover, during the first semester we improved our asset and liability structure; we sold certain public sector assets and registered provisions that would allow the Bank to complete in the future the process of the mark-to-market valuation of public sector bonds issued by the Federal Government.

Our Management understands that the main driver for future profitability will be the steady growth in private sector financing. We are working on that direction, capitalizing on our strong brand name and image in the market.

Presentation of Financial Information

•	All foreign currency transactions accounted for at a free exchange rate as of June 30, 2006 have been translated into pesos at the reference exchange rate of Ps. 3.0848 per U.S. dollar, published by the Central Bank of Argentina on that date.

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

•	June 2005 figures presented for comparative purposes were adjusted according to the adjustment to prior years accounted for during the present fiscal year. See Note 2.3.p and 2.3.q to the Financial Statements.

SECOND QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Net Financial Income	232,332	287,724	172,516	-19.25%	34.67%
Provision for loan losses	(21,156)	(18,174)	(38,506)	16.41%	-45.06%
Net income from services	107,185	100,155	92,707	7.02%	15.62%
Administrative expenses	(176,534)	(163,616)	(136,962)	7.90%	28.89%
Operating income	141,827	206,089	89,755	-31.18%	58.02%
Income (loss) from equity investments	8,851	9,381	6,288	-5.65%	40.76%
Income (Loss) from Minority interest	(447)	(286)	(752)	56.29%	-40.56%
Other income/expenses	(103,235)	(173,174)	(69,256)	-40.39%	49.06%
Income tax and Minimum Presumed Tax	(1,674)	(1,468)	6,107	14.03%	127.41%
Net income for the period	45,322	40,542	32,142	11.79%	41.01%
Net income per share (2)	0.10	0.09	0.09	11.79%	10.12%
Net income per ADS (3)	0.29	0.26	0.26	11.79%	10.12%

(1)	Exchange rate: 3.0848 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Second quarter earnings amounted to Ps. 45.3 million as compared to Ps.32.1 million and Ps.40.5 million for the quarters ended on June 2005 and March 2006, respectively. Once again net financial income benefited from the Bank’s long CER position combined with the gain provided by the sale of public sector assets. Furthermore a higher lending activity, which in turn was the outcome of a more aggressive commercial strategy, also impacted on the financial margin.

Operating income for this second quarter totaled Ps.141.8 million. An increase of 58% as compared to the same quarter of the previous fiscal year is mainly explained by higher net financial income, which in the June 2005 quarter accounted for a loss coming from the sale of part of the BOGAR portfolio, and by a growth of 15.6% in income from services, partly offset by higher administrative expenses.

The decrease in the operating income as compared to the quarter ended March 31, 2006 is mainly related to a decrease in Net financial income, due to lower gains derived from the sale of public sector assets and a lower CER index, and higher administrative expenses, coming from the salary adjustment agreed on with the labor union, partly offset by higher fee income and lower loan loss provisions.

The loss in other income/expenses is mainly explained by: i) a Ps.56.7 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to seek compensation from the Argentine Government in the future) ii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the registration of provisions that would allow the Bank to complete the mark-to-market valuation of public sector bonds issued by the Federal Government.

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Return on Average Assets (1)	1.19%	1.11%	0.82%	6.57%	44.78%
Return on Average Shareholders´Equity (1)	9.79%	8.90%	7.42%	10.01%	31.96%
Net fee Income as a % of Operating Income	31.57%	25.82%	34.95%	22.26%	-9.68%
Net fee Income as a % of Administrative Expenses	60.72%	61.21%	67.69%	-0.81%	-10.30%
Adm. Expenses as a % of Operating Income (2)	52.00%	42.18%	51.64%	23.26%	0.69%

(1)	Annualized
(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income

The solid net financial income, which was positively impacted by the sale of public sector assets and a growing intermediation volume, combined with a further increase in transactional business, led to a Ps.141.8 million operating income. In addition, further steps were taken for improving the balance sheet structure during this quarter by the registration of additional provisions that would allow the Bank to complete the process of mark-to-market valuation of public sector bonds issued by the Federal Government.

Net financial income for the quarter ended June 30, 2006 totaled Ps. 232 million as compared to Ps. 172.5 million and Ps. 287.7 million registered in the quarters ending on June 2005 and March 2006, respectively.

As previously mentioned, the June 2005 quarter included a loss related to the sale of certain BOGAR portfolio, while the present quarter was positively impacted by gains from the sale of public sector assets combined with an increase in intermediation volume.

The decrease in net financial income as compared to the first 2006 quarter is mainly explained by a higher gain registered in the previous quarter stemming from the sale of guaranteed loans and bonds and from an increase in the market value of public sector assets.

On the other hand, strength in net financial margin is also explained by the long CER-adjusted position that the Bank maintains in an environment of negative real interest rates.

Public Sector Exposure

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Public Sector - National Government	3,876,231	4,681,996	6,814,837	-17.21%	-43.12%
- Loans to the Federal government & Provinces	2,365,842	3,315,950	5,616,072	-28.65%	-57.87%
- Total bond portfolio	1,525,532	1,048,502	905,268	45.50%	68.52%
Compensatory bond	80,288	78,800	77,228	1.89%	3.96%
Compensatory bond to be credited	124,590	122,251	—	1.91%	—
Other government bonds	1,335,797	847,451	828,040	57.63%	61.32%
- Trustees	—	323,244	293,497	-100.00%	-100.00%
- Allowances	(15,143)	(5,700)	—	165.67%	—

Bills and Notes from Central Bank	1,994,214	1,627,560	1,933,654	22.53%	3.13%

Total exposure to the Public Sector	5,870,445	6,309,556	8,748,491	-6.96%	-32.90%

By the end of the second quarter of fiscal year 2006, the Bank’s long-term public sector exposure totaled Ps.3.9 billion, 43.1% and 17.2% lower than the balance registered in June 2005 and March 2006, respectively. Such reduction was caused by the sale of public sector assets combined with the maturity of the underlying assets of the Nues trust. The increase in other bonds is related to the BOGAR 2020 portfolio received during the first and second quarters of 2006 in exchange for the Provincial Development Trust Fund debt, which had been recorded up to the date of said exchange as loans (Ps. 305 million in March 2006 and Ps. 515 million in June 2006).

The Bank’s holding in bills and notes from the Central Bank is mainly related to the allocation of excess liquidity.

Total loan portfolio

Growth in loans exceeded expectations. Higher commercial efforts implemented by the Bank generated an increase in private sector loan portfolio of over Ps. 2.1 billion in the last twelve-month period. Furthermore, such growth accelerated in this second quarter with an expansion of Ps.1 billion.

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Private & Financial sector loans	5,350,087	4,336,428	3,191,949	23.38%	67.61%
Advances	917,951	755,800	548,945	21.45%	67.22%
Notes discounted and purchased	743,730	573,946	298,165	29.58%	149.44%
Consumer Mortgages	408,527	397,296	384,647	2.83%	6.21%
Personal loans	509,231	414,918	243,436	22.73%	109.18%
Credit cards	455,950	417,461	281,648	9.22%	61.89%
Car secured loans	82,312	72,291	45,919	13.86%	79.25%
Loans to financial sector	262,997	195,054	134,050	34.83%	96.19%
Other loans	2,062,477	1,606,959	1,335,452	28.35%	54.44%
Unaccrued interest	(3,967)	(3,132)	(1,309)	26.66%	203.06%
Adjustment and accrued interest & exchange differences receivable	55,106	48,352	32,528	13.97%	69.41%
Less: Allowance for loan losses	(144,227)	(142,517)	(111,532)	1.20%	29.31%
Loans to public sector	2,365,842	3,315,950	5,616,072	-28.65%	-57.87%
Loans to public sector	1,266,484	1,778,177	3,346,286	-28.78%	-62.15%
Adjustment and accrued interest & exchange differences receivable	1,099,358	1,537,773	2,269,786	-28.51%	-51.57%
Net total loans	7,715,929	7,652,378	8,808,021	0.83%	-12.40%

Both, the commercial and retail segment portfolios evidenced a favorable evolution, where personal loans and credit card financings were the drivers in the retail segment, increasing 23% (Ps. 94.3 million) and 9% (Ps. 38.5 million), respectively, in the last twelve-month period, and growth in the corporate and middle market segment was attained in other loans (including foreign trade transactions), advances and notes discounted, which grew by 28.4% (Ps. 455.5 million), 21.4% (Ps. 162 million) and 29.6% (Ps. 170 million), respectively.

Growth in the private sector combined with the reduction in public sector exposure allowed the Bank to increase the relation private loans and securities over the total private and public sector loans and securities.

The decrease in public sector loan portfolio is the result of the sale of guaranteed loans that was carried out during the present quarter, and the reclassification of the remaining portfolio of the Fondo Fiduciario Provincial negotiable obligations in the amount of $515 million, following the swap for government bonds BOGAR 2020.

Government and Private Securities

The following chart shows the total exposure of the Bank in government and private securities as of June 30, 2006, including repurchase agreement transactions. The increase as compared to the previous quarter is mainly explained by a BOGAR 2020 portfolio of Ps.515 million received during the second quarter of fiscal year 2006 in exchange for the Fondo Fiduciario Provincial negotiable obligations, partly offset by the maturity of the underlying assets of the Nues trust.

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Holdings	3,464,975	2,636,888	2,946,660	31.40%	17.59%
Trading	2,071,201	1,677,725	1,962,483	23.45%	5.54%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	356,143	358,053	566,484	-0.53%	-37.13%
Investment Accounts (RML - Liquidity Requirements)	—	—	—	—	—
Investment accounts - Compensatory bond	80,288	78,800	77,228	1.89%	3.96%
Other fixed income securities	972,487	528,010	340,465	84.18%	185.64%
Allowances	(15,143)	(5,700)	—	165.67%	—

Repurchase Agreements	—	—	—	—	—
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—

Net Position	3,464,975	2,636,888	2,946,660	31.40%	17.59%
Trading	2,071,201	1,677,725	1,962,483	23.45%	5.54%
Investment Accounts	356,143	358,053	566,484	-0.53%	-37.13%
Investment Accounts (RML)	—	—	—	—	—
Investment accounts - Compensatory bond	80,288	78,800	77,228	1.89%	3.96%
Other fixed income securities	972,487	528,010	340,465	84.18%	185.64%
Allowances	(15,143)	(5,700)	—	165.67%	—

Net Position in Other fixed income securities as of June 2006 includes Ps. 69.8 million of private bonds

(1) Net Position excludes the compensatory bond to be received, which is accounted for in Other banking receivables (Ps. 124.5 million in March 2006)

Valuation methods

As of December 31, 2005 the Bank marked to market: (i) “secured bonds” (BOGAR 2018) issued by the Fondo Fiduciario para el Desarrollo Provincial received within the framework of Decree No.1579/2002 - under Resolution 539/2002 of the Ministry of Economy and complementary regulations; (ii) dollar denominated “Discount Bonds” and “GDP-linked Securities” received during the last sovereign restructuring process (which were sold during the first quarter of 2006); and (iii) the Federal Government Bonds (BODEN 2012) received and to be received as compensation for the asymmetrical conversion into pesos. The remaining public sector bonds are valued according to specific Central Bank regulations. Furthermore, bills from the Central Bank are valued at market value.

Income from Securities and Short-Term Investments

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Income from securities and short-term investments	62,403	94,552	(15,278)	-34.00%	-508.45%
Trading account	9,560	13,770	4,791	-30.57%	99.56%
Investment account	6,960	4,015	(23,807)	-73.36%	-129.23%
Investment account - Compensatory bond	8,010	5,667	555	41.34%	1342.69%
Other fixed income securities	37,873	71,100	3,183	-46.73%	1089.72%

CER adjustment	23,180	361	12,714	6325.44%	82.32%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	23,180	361	12,714	6325.44%	82.32%

Income from securities and short-term investments registered a gain of Ps. 62.4 million in the quarter ended June 30, 2006, compared to a loss of Ps. 15.3 million and a gain of Ps.94.6 million posted in the quarters ended on June 2005 and March 2006, respectively. The decrease as compared to the previous quarter is mainly related to a higher market value of public sector bonds, and notes and bills from the Central Bank registered in the quarter ended on March 2006. Similarly the increase in CER adjustment is mainly explained by the larger BOGAR 2020 portfolio accounted for in the present quarter.

It should be bear in mind that the June 2005 quarter register a loss related to the sale of certain BOGAR 2018 portfolio.

Funding Sources

BBVA Banco Francés maintains its leadership in terms of deposits, with a 10.1% market share in private sector deposits as of June 30, 2006.

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Total deposits	11,385,580	11,069,513	9,851,716	2.86%	15.57%
Current accounts	2,312,217	2,114,924	1,852,097	9.33%	24.84%
Peso denominated	2,306,833	2,110,545	1,845,936	9.30%	24.97%
Foreign currency	5,384	4,379	6,161	22.95%	-12.61%
Savings accounts	3,163,096	3,048,699	2,641,130	3.75%	19.76%
Peso denominated	2,385,734	2,325,261	2,095,608	2.60%	13.84%
Foreign currency	777,362	723,438	545,522	7.45%	42.50%
Time deposits	5,534,477	5,563,952	4,929,911	-0.53%	12.26%
Peso denominated	3,750,931	3,530,695	3,105,067	6.24%	20.80%
CER adjusted time deposits	1,081,078	1,399,466	1,496,548	-22.75%	-27.76%
Foreign currency	702,468	633,791	328,296	10.84%	113.97%
Other	375,790	341,938	428,578	9.90%	-12.32%
Peso denominated	281,360	265,262	375,503	6.07%	-25.07%
Foreign currency	94,430	76,676	53,075	23.15%	77.92%

Rescheduled deposits (*)	264,873	286,226	379,936	-7.46%	-30.28%
Peso denominated	264,873	286,226	379,936	-7.46%	-30.28%

Total deposits + Rescheduled deposits & CEDROS	11,650,453	11,355,739	10,231,652	2.60%	13.87%

(*)	The payment of Rescheduled Deposits concluded in August 2005 in accordance with its original schedule, except those deposits that have a pending legal injunction.

During the second quarter, private deposits (including new peso and dollar denominated funds), maintained the positive trend evidenced in the first quarter, growing by 5.9% (Ps.6.0 billion) as compared to the quarter ended on March 2006. On the other hand, public sector deposits grew by 11.9% (Ps. 4.2 billion) during the last three-month period.

The Bank’s total deposits grew by 15.6% and by 2.9% as compared to the quarters ended June 30, 2005 and March 31, 2006, respectively, excluding the effect of the reduction of rescheduled deposits - CEDROS. Growth was mainly driven by current accounts and saving accounts and peso and dollar denominated time deposits, while CER adjusted deposits showed a decreasing trend.

During this second quarter current and saving accounts grew by 9.3% (Ps 197 million) and by 3.8% (Ps 114 million), respectively while time deposits showed a slight decrease, mainly due to a Ps.318 million decrease in CER adjusted time deposits. Management expects to continue improving the funding mix, with a higher participation of retail funds.

Foreign currency-denominated deposits grew by 69.3% in the last twelve-month period, amounting to U.S.$. 512 million (Ps. 1,580 million) as of June 30, 2006.

Other Funding Sources

Changes shown in the following chart are affected by the depreciation of the peso. The 67.5% decrease in Other funding sources as compared to the quarter ended on June 2005 is mainly explained by the repayment of rediscounts from the Central Bank (the financial support granted to the Bank during the liquidity crisis, with a financial cost of 3.5% interest rate plus CER adjustment) carried out in September 2005.

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Lines from other banks	405,168	317,153	239,368	27.75%	69.27%
Loans from the Central Bank	—	—	1,826,382	—	-100.00%
Anticipated cancellations Res.381/04	—	—	(30,480)	—	-100.00%
Other loans from the Central Bank	105,584	102,378	86,902	3.13%	21.50%
Senior Bonds	273,814	298,394	295,138	-8.24%	-7.23%
Other banking liabilities	784,566	717,925	2,417,310	9.28%	-67.54%
Subordinated Debt	—	—	—	—	—

Total other funding sources	784,566	717,925	2,417,310	9.28%	-67.54%

Foreign currency funding sources, expressed in dollars, are shown in the table below. The increase in Total other funding sources as compared to the same quarter of the prior fiscal year was mainly driven by an increase in lines from banks due to higher activity, partially offset by the scheduled amortization of a Floating Rate Note (FRN), which was restructured in October 2003.

Other dollar funding sources	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of dollars except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Lines from other banks	99,505	78,494	53,413	26.77%	86.29%
Senior Bonds	88,762	96,856	102,096	-8.36%	-13.06%
Other banking liabilities	188,267	175,350	155,509	7.37%	21.07%
Subordinated Debt	—	—	—	—	—
Total other funding sources	188,267	175,350	155,509	7.37%	21.07%

Asset Quality

Once again asset quality standards showed a sustained improvement. With a 1.2% non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) and 150% coverage, BBVA Banco Francés stands out in the financial system.

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Nonaccrual loans (1)	96,453	97,750	97,921	-1.33%	-1.50%
Allowance for loan losses	(144,227)	(142,517)	(111,532)	1.20%	29.31%
Nonaccrual loans/net total loans	1.23%	1.25%	1.10%	-2.15%	11.78%
Allowance for loan losses/nonaccrual loans	149.53%	145.80%	113.90%	2.56%	31.28%
Allowance for loan losses/net total loans	1.83%	1.83%	1.25%	0.36%	46.74%

(1)	Nonaccrual loans include: all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of loan losses provisions, which include allowances related to other banking receivables. The Increase in provisions is mainly explained by growth in normal loan portfolio and the reclassification of commercial loans; while the decrease is related to the write-offs in the portfolio.

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Balance at the beginning of the quarter	144,493	137,406	129,842	5.16%	11.28%
Increase	21,156	18,174	38,506	16.41%	-45.06%
Provision increase/decrease - Exchange rate difference	50	249	-337	-79.92%	114.84%
Decrease	-20,605	-11,336	-51,432	81.77%	-59.94%
Balance at the end of the quarter	145,094	144,493	116,579	0.42%	24.46%

Income from services net of other operating expenses

Net income for services totaled Ps.107.2 million in the second quarter of fiscal year 2006 as compared to Ps.92.7 and Ps.100.2 million posted in the June 2005 and the March 2006 quarter, respectively. A higher activity level resulted in a further increase in fees – 15.6% as compared to the same quarter of previous fiscal year and 7% vs. the March 2006 quarter. The increase as compared to the quarter ended on June 2005 was mainly driven by higher service charges on deposits accounts, credit cards, insurance and other fees.

Similarly, growth in fee income as compared with the previous quarter is mainly explained by an increase in operational volume.

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Net income from services	107,185	100,155	92,707	7.02%	15.62%

Service charge income	132,194	122,714	109,145	7.73%	21.12%
Service charges on deposits accounts	50,093	44,546	39,746	12.45%	26.03%
Credit Cards and operations	22,117	21,142	16,153	4.61%	36.92%
Insurance	9,206	8,295	6,101	10.98%	50.88%
Capital markets and securities activities	2,353	4,864	7,543	-51.62%	-68.80%
Fees related to Foreign trade	8,931	7,653	7,466	16.70%	19.62%
Other fees	39,494	36,214	32,136	9.06%	22.89%

Services Charge expense	(25,009)	(22,560)	(16,438)	10.86%	52.15%

Income related to foreign currency exchange transactions is not accounted for in net income from services but it is in net financial income. As of June 2006, such income amounted to approximately Ps.20.1 million, compared to Ps. 20.4 million and Ps. 17.7 million registered in the June 2005 and March 2006 quarter, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branches, its ATM network as well as over the Internet. The Bank also sells and purchases Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Administrative expenses	(176,534)	(163,616)	(136,962)	7.90%	28.89%

Personnel expenses	(101,351)	(92,181)	(75,069)	9.95%	35.01%
Electricity and Communications	(4,443)	(4,798)	(4,060)	-7.40%	9.43%
Advertising and Promotion	(11,883)	(11,168)	(7,225)	6.40%	64.47%
Honoraries	(6,761)	(5,228)	(5,645)	29.32%	19.77%
Taxes	(4,759)	(5,362)	(3,615)	-11.25%	31.65%
Organization and development expenses	(1,879)	(1,908)	(4,568)	-1.52%	-58.87%
Amortizations	(7,059)	(6,968)	(6,346)	1.31%	11.24%
Other	(38,399)	(36,003)	(30,434)	6.66%	26.17%

Administrative expenses amounted to Ps. 176.5 million as of June 30, 2006 as compared to Ps.137 and Ps.163.6 million accounted for in the quarters ended on June 2005 and on March 2006, respectively.

Higher administrative expenses as compared to the same quarter of the previous fiscal year are mainly explained by an increase in personnel and advertising and promotion expenses. As previously mentioned, the increase in personnel expenses is mainly related to an adjustment in the bonus provisioning together with the salary increases ordered by the Government or agreed upon with the labor unions and the release of limitations of caps on the amounts of social security contributions and expenses. In addition, it is important to note that during the December 2005 quarter the Bank registered an adjustment in the bonus provisioning related to a higher profitability level. The increase in advertising and promotion expenses is due to a more aggressive business policy within a higher business activity climate.

Similarly, the increase in personnel expenses vs. the prior quarter is related to the recent salary adjustment agreed on with labor unions this last April, while advertisement and promotion expenses increased driven by stronger commercial policies implemented.

As of June 30, 2006, the Bank had 3,720 employees - including consolidated companies (except for the Consolidar Group) - and a network of 232 consumer branches, 27 branches specialized in the middle-market segment, and 35 offices of Credilogros.

Other Income/Expenses

Other income/expenses for the second quarter totaled a loss of Ps.103.2 million, compared to a loss of Ps. 69.3 million and Ps.173.2 million registered in the quarters ended on June 2005 and on March 2006, respectively. As previously mentioned, the present figures were negatively impacted by: i) a Ps.56.7 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to demand future compensation), ii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the registration of provisions that would allow completion of the mark-to-market valuation of public sector bonds issued by the Federal Government. The decrease in the loss accounted for during the present quarter with respect to the prior quarter is mainly explained by higher provisions registered in the first quarter 2006.

BBVA Banco Francés determines the charge for income tax by applying the current rate of 35% to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of June 30, 2006 and June 2005, the Bank has estimated the existence of a net operating loss for income tax purposes.

Given the objection from the Central Bank to the capitalization of items arising from the application of the deferred tax method, the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of June 30, 2006 and June 30, 2005, the Bank maintains in its books under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting to Ps. 445 million and Ps. 360 million, respectively.

Income from equity investments

Income from equity investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the June 2006 quarter, the Bank registered a Ps. 8.6 million gain from its stake in the Consolidar Group.

Capitalization

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,114	0.00%	0.01%
Adjustments to stockholders equity	312,979	312,979	312,993	0.00%	0.00%
Subtotal	959,472	959,472	959,468	0.00%	0.00%
Reserves on Profits	465,317	428,698	428,701	8.54%	8.54%
Unappropriated retained earnings	205,340	223,637	152,811	-8.18%	-34.38%
Unrealized valuation difference	230,282	230,282	230,283	0.00%	0.00%
Total stockholders´ equity	1,860,411	1,842,089	1,771,263	0.99%	5.03%

Following the payment of a cash dividend in accordance to resolutions of the Ordinary and Extraordinary Shareholder’s Meeting, held on April 27th 2006, unappropriated earnings fell 8.2% as compared to the previous quarter, while reserves from profits grew 8.5%.

During this quarter, the Bank registered an asset corresponding to the minimum presumed income tax of approximately Ps. 133 million.

As of June 30, 2006 BBVA Banco Francés’s shareholders’ equity amounted to Ps. 1.86 billion with a Ps.1.07 billion excess capital over minimum requirements in accordance to Central Bank regulations. The excess over capital requirements must be calculated by taking highest of the capital requirements applicable to capital allocated to risk assets and to Pension Funds (AFJPs) for acting as securities custodians and registrars of mortgage notes.

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in thousands of pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
Central Bank Minimum Capital Requirements	892,946	930,620	1,197,182	-4.05%	-25.41%
Central Bank Minimum Capital Requirements (a, b)	787,488	835,104	1,115,659	-5.70%	-29.41%
Market Risk	70,111	53,761	25,740	30.41%	172.38%
Increase in capital requirements related to custody	35,347	41,755	55,783	-15.35%	-36.63%

a) Central Bank Minimum Capital Requirements	787,488	748,569	595,205	5.20%	32.31%
Allocated to Asset at Risk	437,273	368,024	274,039	18.82%	59.57%
Allocated to Immobilized Assets	128,104	131,523	140,970	-2.60%	-9.13%
Interest Rate Risk	109,809	128,499	82,735	-14.54%	32.72%
Loans to Public Sector and Securities in Investment	112,302	120,523	97,461	-6.82%	15.23%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	706,930	835,104	1,115,659	-15.35%	-36.64%
5% of the securities in custody and book-entry notes	706,930	835,104	1,115,659	-15.35%	-36.64%

Bank Capital Calculated under Central Bank Rules	1,967,580	1,938,349	1,826,224	1.51%	7.74%
Core Capital	1,774,548	1,801,543	1,710,926	-1.50%	3.72%
Minority Interest	199,170	194,413	181,497	2.45%	9.74%
Supplemental Capital	91,168	42,946	61,114	112.29%	-49.18%
Deductions	(97,306)	(100,553)	(127,313)	-3.23%	-23.57%
Excess over Required Capital	1,074,634	1,007,729	629,042	6.64%	70.84%

Additional information

	Quarter ended			% Change Qtr ended 06/30/06 vs. Qtr ended
in pesos except percentages	06/30/06	03/31/06	06/30/05	03/31/06	06/30/05
- Exchange rate	3.0848	3.0808	2.8908	0.13%	6.71%
- Quarterly CER adjustment (CPI)	2.65%	2.96%	2.71%	-10.51%	-2.27%

Other developments

On July 11, 2006, in accordance with the purchase and sales agreement signed on March 9, 2005 and following the Central Bank’s approval under Resolution No. 146 dated June 28, 2006, BBVA Banco Frances has proceeded to transfer its equity interest in Credilogros S.A to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A..

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this second quarter earnings will be held on Monday, August 14, at 10:30 A.M. New York time - 11:30 A.M. Buenos Aires time. If you are interested in participating please dial (719) 457-2629 at least 5 minutes prior to our conference. Confirmation code: 1586494. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS : (in thousands of $)	06/30/06	03/31/06	12/31/05	06/30/05
Cash and due from banks	1,901,222	2,268,145	1,601,065	1,305,373
Government and Private Securities	3,405,362	2,561,493	2,306,859	2,841,696
Loans	7,715,929	7,652,378	7,847,000	8,808,021
- Loans to the private & financial sector	5,350,087	4,336,428	3,889,403	3,191,949
- Advances	917,951	755,800	733,597	548,945
- Notes discounted and purchased	743,730	573,946	560,863	298,165
- Secured with mortgages	408,527	397,296	394,678	384,647
- Car secured loans	82,312	72,291	60,714	45,919
- Credit cards	455,950	417,461	393,893	281,648
- Loans to financial sector	262,997	195,054	119,745	134,050
- Other loans	2,571,708	2,021,877	1,719,690	1,578,888
Less: Unaccrued interest	(3,967)	(3,132)	(2,577)	(1,309)
Plus: Interest & FX differences receivable	55,106	48,352	44,361	32,528
Less: Allowance for loan losses	(144,227)	(142,517)	(135,561)	(111,532)
- Public Sector loans	2,365,842	3,315,950	3,957,597	5,616,072
Less: Unaccrued interest	1,266,484	1,778,177	2,190,019	3,346,286
Plus: Interest & FX differences receivable	1,099,358	1,537,773	1,767,578	2,269,786
Other banking receivables	1,007,891	807,730	821,991	1,794,631
- Compensatory Bond	124,590	122,251	114,922	119,813
- Repurchase agreements	268,968	78,994	99,762	973,783
- Unlisted private securities	59,613	60,188	78,228	87,465
- Unlisted Private securities :Trustees	17,983	15,207	15,399	17,499
- Other banking receivables	537,604	533,066	515,525	601,118
- Less: provisions	(867)	(1,976)	(1,845)	(5,047)
Investments in other companies	294,751	287,214	277,829	266,618
Intangible assets	513,019	560,268	610,741	707,056
- Goodwill	22,155	23,822	25,459	28,773
- Organization and development charges	20,658	20,640	19,930	20,271
- Assets related to legal injunctions	470,206	515,806	565,352	658,012
Other assets	806,389	770,958	752,735	679,047

Total assets	15,644,563	14,908,186	14,218,220	16,402,442

LIABILITIES:	06/30/06	03/31/06	12/31/05	06/30/05
Deposits	11,650,453	11,355,739	10,754,076	10,231,652
- Demand deposits	2,312,217	2,114,924	1,901,500	1,852,097
- Saving accounts	3,163,096	3,048,699	3,000,508	2,641,130
- Time deposits	5,534,477	5,563,952	5,161,013	4,929,911
- Rescheduled deposits - CEDROS (*)	264,873	286,226	306,322	379,936
- Other deposits	375,790	341,938	384,733	428,578
Other banking Liabilities	1,584,604	1,218,486	1,237,848	4,026,881
Other provisions	369,676	320,610	208,682	267,107
- Other contingencies	369,149	320,167	207,917	263,295
- Guarantees	527	443	765	3,812
Subordinated debt	—	—	—	—
Other liabilities	154,808	147,098	192,189	105,999
Minority interest	24,611	24,164	23,878	22,192

Total liabilities	13,784,152	13,066,097	12,416,673	14,653,831

Total stockholders´equity	1,860,411	1,842,089	1,801,547	1,748,611

Total liabilities + stockholders’ equity	15,644,563	14,908,186	14,218,220	16,402,442

(*)	The payment of rescheduled deposits concluded in August 2005 in accordance with its original schedule, except those deposits that have a pending legal injuction.

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	06/31/06	03/31/06	12/31/05	09/30/05
Financial income	372,576	427,306	390,000	345,855
- Interest on Cash and Due from Banks	2,843	7,106	7,553	6,013
- Interest on Loans Granted to the Financial Sec.	4,682	3,603	2,539	1,441
- Interest on Overdraft	21,621	17,881	14,551	8,351
- Interest on Notes discounted and purchased	12,683	9,697	8,631	4,291
- Interest on mortgages	10,765	10,587	10,406	10,279
- Interest on car secured loans	1,713	1,405	1,150	817
- Interest on Credit Card Loans	7,729	6,374	6,623	5,843
- Interest on Other Loans	48,928	46,920	44,179	36,987
- Income from securities and short term investments	62,402	94,552	24,207	(15,278)
- Interest on Government guaranteed loans Decreet1387/01	47,958	66,043	104,596	57,615
- From Other Banking receivables	14,186	4,683	3,787	1,991
- CER	98,888	130,586	133,162	200,105
- CVS	—	—	—	—
- Foreign exchange difference	19,735	16,767	20,039	15,925
- Other	18,443	11,102	8,577	11,475
Financial expenses	(140,244)	(139,582)	(127,012)	(173,339)
- Interest on Current Account Deposits	(7,898)	(7,793)	(9,037)	(4,148)
- Interest on Saving Account Deposits	(1,220)	(1,139)	(1,072)	(872)
- Interest on Time Deposits	(71,685)	(58,922)	(47,704)	(37,900)
- Interest on Other Banking Liabilities	(10,236)	(9,404)	(9,015)	(7,720)
- Other interests (includes Central Bank)	(4,804)	(4,785)	(4,485)	(20,290)
- Mandatory contributions and taxes on interest income	(11,007)	(10,293)	23,523	(7,019)
- CER	(33,380)	(46,999)	(47,033)	(95,448)
- Foreign exchange difference	—	—	93	(170)
- Other	(14)	(247)	(32,282)	228
Net financial income	232,332	287,724	262,988	172,516
Provision for loan losses	(21,156)	(18,174)	(20,795)	(38,506)
Income from services, net of other operating expenses	107,185	100,155	93,728	92,707
Administrative expenses	(176,534)	(163,616)	(167,532)	(136,962)
Income (loss) from equity investments	8,851	9,381	4,311	6,288
Net Other income	(103,235)	(173,174)	(139,302)	(69,256)
Income (loss) from minority interest	(447)	(286)	(678)	(752)
Income before tax	46,996	42,010	32,720	26,035
Income tax	(1,674)	(1,468)	(1,702)	6,107

Net income	45,322	40,542	31,018	32,142

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	06/30/06	03/31/06	12/31/05	06/30/05
Cash and due from banks	1,938,790	2,292,102	1,611,506	1,329,861
Government Securities	4,707,203	3,836,916	3,504,311	3,896,713
Loans	8,361,140	8,311,247	8,481,476	9,378,035
Other banking receivables	1,019,431	818,615	831,450	1,801,227
Investments in other companies	50,849	51,744	50,297	48,721
Other assets	1,447,632	1,449,129	1,504,708	1,509,915

TOTAL ASSETS	17,525,045	16,759,753	15,983,748	17,964,472

LIABILITIES	06/30/06	03/31/06	12/31/05	06/30/05
Deposits	11,515,608	11,218,840	10,613,086	10,029,779
Other banking liabilities	1,592,902	1,223,344	1,244,795	4,033,346
Other liabilities	2,356,953	2,281,068	2,135,360	1,971,542
Minority interest	199,171	194,412	188,960	181,194

TOTAL LIABILITIES	15,664,634	14,917,664	14,182,201	16,215,861

TOTAL STOCKHOLDERS´EQUITY	1,860,411	1,842,089	1,801,547	1,748,611

STOCKHOLDERS´EQUITY + LIABILITIES	17,525,045	16,759,753	15,983,748	17,964,472

NET INCOME	06/30/06	03/31/06	12/31/05	06/30/05
Net Financial Income	286,765	372,495	309,287	225,883
Provision for loan losses	(21,156)	(18,174)	(20,795)	(38,506)
Net Income from Services	191,537	188,474	167,087	155,987
Administrative expenses	(228,573)	(212,654)	(207,578)	(184,521)
Net Other Income	(173,077)	(275,024)	(209,679)	(125,400)
Income (loss) from minority interest	(4,757)	(5,450)	(2,127)	(4,292)

Income before tax	50,739	49,667	36,195	29,151

Income tax	(5,417)	(9,125)	(5,177)	2,991

Net income	45,322	40,542	31,018	32,142

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 11, 2006	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer